UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2006
OR

☐	TRANSITIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to                     .
Commission file number: 0-024399
A.	Full title of the plan and the address of the plan, if different from that of the issuer below:
THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Community Financial Corp.
275 West Federal Street
Youngstown, Ohio 44503

REQUIRED INFORMATION
The following financial statements and supplemental schedule for The Home Savings and Loan Company 401(k) Savings Plan are being filed herewith:
Description:
Contents of Financial Statements
Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
Statement of Net Assets Available for Benefits at December 31, 2005 and December 31, 2006.
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.
Notes to Financial Statements
Supplemental Schedule:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
The following exhibit is being filed herewith:

Exhibit No.	Description
23.1	Consent of Crowe Chizek and Company LLC Independent Auditors

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS
December 31, 2006 and 2005

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
Youngstown, Ohio
FINANCIAL STATEMENTS
December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Home Savings & Loan Company
401(k) Savings Plan
Youngstown, Ohio
We have audited the accompanying statements of net assets available for benefits of the Home Savings & Loan Company 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC Columbus, Ohio June 28, 2007

1.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005

ASSETS

Investments, at fair value (Note 4)
Shares of registered investment companies	$13,186,439	$11,132,926
Shares of money market funds	5,571	6,782
Shares of common collective fund	43,530	—
United Community Financial Corp. common stock	5,356,469	5,733,094
Loans to plan participants	471,466	341,257

	19,063,475	17,214,059

Receivables
Due from broker	80,699	6,202
Participant contributions	41,177	39,372
Employer contribution	14,852	14,568

	136,728	60,142

Cash	228,979	66,331

Total assets	19,429,182	17,340,532

LIABILITIES

Due to broker	161,621	76,426

Total liabilities	161,621	76,426

Net assets reflecting all investments at fair value	19,267,561	17,264,106

Adjustments from fair value to contract value for fully benefit-responsive contracts	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$19,267,561	$17,264,106

See accompanying notes to financial statements.

2.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2006

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$1,131,603
Interest and dividends	875,902

2,007,505

Contributions
Employer	510,388
Participant	1,368,585
Rollovers	77,036

1,956,009

Total additions	3,963,514

Deductions from net assets attributed to:
Benefits paid to participants	1,951,483
Administrative expenses	8,576

Total deductions	1,960,059

Net increase	2,003,455

Net assets available for benefits
Beginning of year	17,264,106

End of year	$19,267,561

See accompanying notes to financial statements.

3.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 — DESCRIPTION OF PLAN
The following description of The Home Savings & Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General: The Plan was established by The Home Savings & Loan Company (the Company) effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan upon completion of six months of service and after reaching age 20, if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee, or a seasonal employee.
Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2006 and 2005, the Company matched 50% of up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations.
Participant Accounts: Each participant account is credited with the participant’s contribution, and an allocation of (a) the Company’s contributions, (b) net investment earnings, (c) withdrawals, and (d) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of United Community Financial Corp., the Company’s parent.
Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

Years of Service	Vest %
Less than 1	0%
1	0%
2	0%
3	100%

(Continued)

4.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 — DESCRIPTION OF PLAN (Continued)
Forfeited Accounts: At December 31, 2006 and 2005, forfeited non-vested accounts totaled $2,502 and $3,961, respectively. These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are reallocated to the remaining Plan participants. During 2006, forfeitures of $10,482 were used to reduce employer contributions.
Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.
Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of their employee deferral account balances. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants may receive their distribution in either a lump sum payment or in installment payments.
Participant Loans: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% as of the beginning of the quarter.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value shares of mutual funds and common stocks traded on a national exchange. The fair values of the Plan’s interest in common collective trust funds are based upon the net asset values of the funds as reported by the Plan trustee.
Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
Loans to participants are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(Continued)

5.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (Continued)
Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates. Estimates of investment valuation are particularly subject to change in the near term.
Payment of Benefits: Benefits are recorded when paid.
Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, a common collective fund, a money market fund and common stock of the parent of the Company (United Community Financial Corp.). The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
Concentration of Credit Risk: At December 31, 2006 and 2005, approximately 28% and 33%, respectively, of the Plan’s assets were invested in United Community Financial Corp. common stock.
Adoption of New Accounting Standard: The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts included in the underlying investments of common collective trust funds in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits. Adoption of the FSP had no effect on the Plan’s 2005 financial statements, as the Plan held no direct or indirect interests in fully benefit-responsive investments contracts as of December 31, 2005.
Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2006 approximates contract value. Accordingly, the statements of net assets available for benefits reflect no adjustment for the difference between net assets reflecting all investments at fair value and net assets available for benefits.

(Continued)

6.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 3 — RIGHTS UPON PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.
NOTE 4 — INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31, 2006
	Units or Shares	Fair Value

United Community Financial Corp. common stock	437,620	$5,356,469
Registered Investment Companies
American Investment Company of America Fund	34,084	1,142,155
American Fundamental Investors Fund	29,755	1,191,705
Victory Diversified Stock Fund	65,361	1,179,763

	December 31, 2005
	Units or Shares	Fair Value

United Community Financial Corp. common stock	485,444	$5,733,094
Registered Investment Companies
American Investment Company of America Fund	31,516	988,350
American Fundamental Investors Fund	28,445	1,006,969
Victory Diversified Stock Fund	61,336	1,039,037
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Shares of common collective fund	$116
Shares of registered investment companies	890,837
United Community Financial Corp. common stock	240,650

$1,131,603

(Continued)

7.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. Most administrative expenses of the Plan are paid for by the Company. During 2006, the Plan paid fees of $8,576 to Invesmart for administrative services. Approximately $161,671 of cash dividends were paid to the Plan by United Community Financial Corp. during 2006 based on shares held by the Plan on the dates of declaration. United Community Financial Corp. is the parent of the plan sponsor.
At year-end, the Plan held the following party-in-interest investments (at fair value):

	2006	2005

United Community Financial Corp. common stock	$5,356,469	$5,733,094
Loans to plan participants	471,466	341,257
Reliance Trust Company MetLife Stable Value Fund	43,530	—
NOTE 6 — TERMINATED PARTICIPANTS
Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $194,813 and $54,750 at December 31, 2006 and 2005, respectively.
NOTE 7 — TAX STATUS
The Internal Revenue Service has determined and informed the Company by letter dated February 14, 2005, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.

SUPPLEMENTAL SCHEDULE

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of Plan Sponsor: The Home Savings & Loan Company
Employer identification number: 34-0296160
Three digit plan number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

		Common stock
*	United Community Financial Corp.	Common stock, 437,620 shares	**	$5,356,469

				5,356,469

		Shares of registered investment companies
	Pioneer Investments	Pioneer Mid-cap Value Fund, 15,620 shares	**	355,658

	Victory Funds	Victory Diversified Stock Fund, 65,361 shares	**	1,179,763

	AIM Investments	AIM International Growth Fund, 20,506 shares	**	610,064

	Alliance Capital Management	Alliance Bernstein Fund, 40,548 shares	**	728,651

	Alliance Capital Management	Alliance Technology Fund, 3,631 shares	**	234,906

	American Funds	American Balanced Fund, 37,736 shares	**	717,738

	American Funds	The Bond Fund of America, 21,973 shares	**	292,674

	Davis Funds	Davis New York Venture Fund, 23,315 shares	**	898,089

	American Funds	EuroPacific Growth Fund, 12,236 shares	**	569,703

	American Funds	Fundamental Investors Fund, 29,755 shares	**	1,191,705

	American Funds	The Growth Fund of America, 735,734 shares	**	861,057

	American Funds	The Investment Company of America Fund, 34,084 shares	**	1,142,155

*	- Denotes party-in-interest

**	- All investments are participant directed, therefore, historical cost information is not required.
(Continued)

9.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of Plan Sponsor: The Home Savings & Loan Company
Employer identification number: 34-0296160
Three digit plan number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	American Funds	American Funds Company Class A Fund, 9,761 shares	**	$381,347

	MFS Investment Management	MFS Total Return Fund, 45,659 shares	**	738,755

	Franklin Templeton Investments	Franklin Small Mid Cap Growth Fund, 8,713 shares	**	329,072

	Franklin Templeton Investments	Franklin U.S. Government Securities Fund, 44,777 shares	**	287,917

	American Funds	AMCAP Fund, 41,584 shares	**	832,512

	Seligman	Seligman Communications & Information Fund, 7,708 shares	**	256,229

	Franklin Templeton Investments	Templeton Foreign Fund, 40,928 shares	**	558,253

	Pimco Advisors	Pimco Low Duration Fund, 26,991 shares	**	293,943

	Federated Funds	Federated Government Obligations Fund, 726,248 shares	**	726,248

				13,186,439

		Shares of common collective funds
*	Reliance Trust Company	MetLife Stable Value Fund, 3,060 shares	**	43,530

				43,530

		Shares of money market funds
	AIM Investments	AIM Money Market Cash Reserves Fund, 5,571 shares	**	5,571

				5,571

*	Participant loans	Participant loans with interest rates ranging from 5% - 8%		471,466

				$19,063,475

*	- Denotes party-in-interest

**	- All investments are participant directed, therefore, historical cost information is not required.

10.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN
	By:	The Home Savings and Loan Company of Youngstown, Ohio

Its: Administrator

Date: June 28, 2007		/s/ Patrick W. Bevack
Patrick W. Bevack, President and COO

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Crowe Chizek and Company LLC Independent Auditors